Exhibit 99.2

VOTE ON INTERNET Go to http://www.vstocktransfer.com/proxy Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 11:59 p.m. (Eastern Time) on July 29, 2026. CONTROL # VOTE BY EMAIL Mark, sign and date your proxy card and return it to vote@vstocktransfer.com VOTE BY MAIL * SPECIMEN * 1 MAIN STREET ANYWHERE PA 99999-9999 Mark, sign and date your proxy card and return it in the envelope we have provided. VOTE IN PERSON If you would like to vote in person, please attend the Extraordinary General Meeting, to be be held at 15:00 on July 31, 2026 (Hong Kong time and date) at Room 8, 25/F, CRE Centre, 889 Cheung Sha Wan, Kowloon, Hong Kong. Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope. Extraordinary General Meeting - Masonglory Limited DETACH PROXY CARD HERE TO VOTE BY MAIL THE BOARD RECOMMENDS A VOTE “FOR” ALL DIRECTOR NOMINEES AND “FOR” ALL LISTED RESOLUTIONS. 1.THAT AS ORDINARY RESOLUTIONS: (a) every eight (8) issued and unissued shares of a par value of US$0.0001 each in the share capital of the Company be consolidated into one (1) share of a par value of US$0.0008 each (the “Share Consolidation”) so that the authorized share capital of the Company shall be changed from US$50,000 divided into 500,000,000 shares of a par value of US$0.0001 each to US$50,000 divided into 62,500,000 shares of a par value of US$0.0008 each (the “Ordinary Share”), effective on the Effective Date as determined by the board of directors of the Company (the “Board”); (b) any fractional share of an Ordinary Share that a Shareholder would otherwise be entitled to receive as a result of the Share Consolidation will not be issued to such Shareholder and the Company is, to the extent permissible under applicable laws, regulations and the memorandum and articles of association of the Company, authorised to round up any fractional share of an Ordinary Share that such Shareholder would otherwise be entitled to receive as a result of the Share Consolidation, such that each such Shareholder will be entitled to receive one additional Ordinary Share in lieu of any fractional share that would have resulted from the Share Consolidation; (c) the Board be and is hereby authorized and granted with full authority to determine the Effective Date failing which the Share Consolidation shall not take any effect; (d) each director of the Company (the “Director”) be, and hereby is, authorized, approved and directed severally, for and on behalf of the Company, to execute such further documents and take such further actions as such Director shall deem necessary, appropriate or advisable in order to carry out the intent and purposes of and to implement the Share Consolidation and related matters, including without limitation, to update the register of members of the Company, to cancel any old share certificate(s) and to issue and execute any new share certificate(s) representing the Ordinary Shares, and any and all actions already taken by such Director in connection with the Share Consolidation and related matters (including his/her prior execution and delivery of any document by such Director) be ratified, approved, confirmed and adopted in all respects; and (e) the registered office provider and the transfer agent of the Company be and are hereby instructed severally to make all such filings with the Registrar of Companies in the Cayman Islands to implement and give effect to the matters approved herein. FOR AGAINST ABSTAIN2. THAT AS SPECIAL RESOLUTIONS: (a) subject to the approval by the shareholders of the Share Consolidation, and immediately after the Share Consolidation takes effect, the authorized share capital of the Company be re-classified by re-classifying 62,500,000 shares of a par value of US$0.0008 each as 60,000,000 class A ordinary shares of a par value of US$0.0008 each (the “Class A Shares”, each such share carrying one (1) vote per share with all rights, restrictions and privileges as set out in the New M&A (as defined below)) and 2,500,000 class B ordinary shares of a par value of US$0.0008 each (the “Class B Shares”, each such share carrying 50 votes per share with such rights, restrictions and privileges as set out in the New M&A) (the Class A Shares together with the Class B Shares, the “Shares”) (the “Reclassification”) so that the authorized share capital of the Company shall be changed from US$50,000 divided into 62,500,000 shares of a par value of US$0.0008 each to US$50,000 divided into 62,500,000 shares of a par value of US$0.0008 each comprising (i) 60,000,000 class A ordinary shares of a par value of US$0.0008 each and (ii) 2,500,000 class B ordinary shares of a par value of US$0.0008 each; (b) the Board be and is hereby authorized and granted with full authority to determine the Effective Date failing which the Reclassification shall not take any effect; (c) contemporaneously upon the Reclassification taking effect, (i) 682,500 issued shares of a par value of US$0.0008 each of the Company held by Fung & Tun Limited be re-designated as 682,500 Class B Shares, credited as fully paid, and (ii) each remaining issued share of a par value of US$0.0008 each of the Company held by the respective existing shareholder of the Company be re-designated as an issued Class A Share, credited as fully paid (the “Re-designation”) with all rights, restrictions and privileges as set out in the New M&A; and (d) subject to and conditional upon shareholders’ approvals of the Reclassification and the Re-designation and contemporaneously upon the Reclassification and Re-designation taking effect, the second amended and restated memorandum of association and articles of association of the Company (the “New M&A”) containing the amendments to the existing amended and restated memorandum of association and articles of association (the “Existing M&A”) reflecting the Share Consolidation and Reclassification and other consequential and housekeeping changes, be approved and adopted as the new memorandum of association and articles of association of the Company in substitution for and to the exclusion of the Existing M&A. (e) each Director be, and hereby is, authorized, approved and directed severally, for and on behalf of the Company, to execute such further documents and take such further actions as such Director shall deem necessary, appropriate or advisable in order to carry out the intent and purposes of the Reclassification, the Re-designation and related matters, including without limitation, to update the register of members of the Company, to cancel any old share certificate(s) and to issue and execute any new share certificate(s) representing the Reclassification and the Re-designation, and any and all actions already taken by such Director in connection with the Reclassification, the Re-designation and related matters (including his/her prior execution and delivery of any document by such Director) be ratified, approved and confirmed and adopted in all respects; and (f) the registered office provider and the transfer agent of the Company be and are hereby instructed to make all such filings with the Registrar of Companies in the Cayman Islands to implement and give effect to the matters approved herein. FOR AGAINST ABSTAIN Date Signature Signature, if held jointlyNote: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign the full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person. To change the address on your account, please check the box at right and indicate your new address.

# MASONGLORY LIMITED
# EXTRAORDINARY GENERAL MEETING
# TO BE HELD ON
# JULY 31, 2026, AT 15:00
# (HONG KONG TIME AND DATE)

This form of proxy is furnished in connection with the solicitation by the board of directors of Masonglory Limited (the "Company"), of proxies for the extraordinary general meeting of the Company (the "EGM") to be held at 3:00 p.m. on July 31, 2026 (Hong Kong time and date) at Room 8, 25/F, CRE Centre, 889 Cheung Sha Wan, Kowloon, Hong Kong, and at any adjournment(s) thereof, for the purposes set forth in the accompanying notice of EGM (the "EGM Notice").

The board of directors of the Company has fixed the close of business on July 8, 2026 (Hong Kong Time) as the record date (the "Record Date") for determining the shareholders entitled to receive notice of and to attend and vote at the EGM or any adjournment thereof. Only holders of record of the Company's shares at the close of business on the Record Date or their proxy holders are entitled to attend, and to vote at, the EGM and any adjournment thereof.

In respect of the matters requiring shareholders' vote at the EGM, each holder of the Company's shares is entitled to one vote per share. The quorum of the EGM consists of one or more shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to all shares in issue of the Company and entitled to vote at the EGM being present in person or by proxy or its duly authorised representatives. For ordinary resolutions, they will be passed if approved by a simple majority of the votes cast by the shareholders entitled to vote being present and voting in person or by proxy or, in the case of corporations, by their duly authorised representatives at the EGM. For special resolutions, theywill be passed if approved by not less than two-thirds of the votes cast by the shareholders entitled to vote being present and voting in person or by proxy or, in the case of corporations, by their duly authorised representative at the EGM. No business other than the appointment of a chairman of a meeting shall be transacted at any general meeting unless the requisite quorum of shareholders shall be present at the time when the EGM proceeds to business and continues to be present until the conclusion of the EGM. This form of proxy and the accompanying EGM Notice will be first sent to the shareholders of the Company on or about July 15, 2026.

The shares represented by all properly executed proxies returned to the Company in accordance with the existing amended and restated articles of association of the Company will be voted at the EGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his or her discretion. Where the chairman of the EGM acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolutions. As to any other business that may properly come before the EGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business that may come before the EGM. Any person giving a proxy has the right to revoke it by (i) submitting a written notice of revocation or a fresh proxy form, as the case way be, bearing a later date, which must be received by the Company not less than 48 hours before the time appointed for the holding of the EGM or at any adjournment thereof unless otherwise provided in the articles of association of the company, or (ii) by voting in person at the EGM.

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

**THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS**

I/We, ________________________________________* (Name) of ____________________________________________________ (Address) being the registered holder(s) of Masonglory Limited (the "Company"), hereby appoint the Chairman of the EGM or ________________________________ of ______________________________________________________________________ as my/our proxy to attend and act for me/us at the EGM and at any adjournment(s) thereof, to vote for me/us as indicated below or on any resolution or motion which is proposed thereat, or if no such indication is given, as my/our proxy thinks fit.

If any proxy other than the Chairman is preferred, strike out the words "the Chairman of the EGM or" and insert the name and address of the proxy desired in the space provided. A member who is the holder of two or more shares may appoint one or more proxies to attend and vote in his or her stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

**IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED "FOR." IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED "AGAINST." IF YOU WISH TO ABSTAIN FROM VOTING ON A PARTICULAR RESOLUTION, TICK THE APPROPRIATE BOX MARKED "ABSTAIN."**

Failure to complete any or all the boxes will entitle your proxy to cast his or her votes at his or her discretion. Your proxy will also be entitled to vote at his or her discretion on any resolution properly put to the EGM other than those referred to in the notice convening the EGM.

Electronic Delivery of Future Proxy Materials. If you would like to reduce the costs incurred by Masonglory Limited in mailing materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet. To sign up for electronic delivery, please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future years.

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**PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE**
**(Continued and To be Signed on Reverse Side)**